Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Agreement to acquire 100% of Deer Creek Energy Limited
Total Takes a Decisive Step Forward in Developing Heavy Oil in Canada
Paris, Calgary — August 2nd, 2005 — Total has entered into an agreement with Deer Creek Energy Limited, a company listed on the Toronto Stock Exchange, to make a cash offer to acquire all of the common shares of Deer Creek Energy Limited at a price of 25 Can $  per share, or a total amount of about 1.35 Can $ billion (about US $1.11 billion). This friendly offer has been unanimously approved by the Board of Directors of Deer Creek Energy Limited, which will recommend the offer to its shareholders.
Deer Creek Energy Limited has an 84% interest in the leases of the Joslyn Project in the Athabasca region of the Canadian Province of Alberta. The Joslyn Project will be a multi-phase development with estimated cumulative production of around 2 billion barrels of bitumen over 30 years. The majority of the resource will be recovered using open pit mining techniques. In-situ steam-assisted gravity drainage (SAGD) technology will also be used.
An application will be submitted to the Alberta authorities (Alberta Energy and Utilities
Board — AEUB) in early 2006 for the first phases of the mine and related extraction facilities. The mining operations will be a large-scale development. Production from the mine is scheduled to begin in 2010 and, following several phases, reach a plateau of 200,000 barrels per day of bitumen.
The first two phases of SAGD development have been approved by the AEUB. Currently in its start-up stage, the pilot is targeted to become commercial in 2006, with a production of about 10,000 barrels per day. Further phases are under study to take production to a significantly higher level.
The Joslyn Project will include downstream operations to further process the bitumen to improve the added-value of the products. Downstream operations are likely to include upgrading in Alberta. It is expected that downstream synergies could be drawn from Total’s equity production of the Joslyn Project and other oil sands leases.
This acquisition is in line with Total’s strategy of expanding its heavy oil operations in the Athabasca region. The Group already owns a 50% interest in the Surmont SAGD project, 125 kilometres south of the Joslyn Project.
Total is already a major player in extracting and converting heavy oil thanks to its 47% participation in the Sincor project, in Venezuela, one of the world’s largest developments of its type, which produces more than 200,000 barrels per day.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com